UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment’s “Delirious” Wins Top Honors

at Prestigious San Sebastian International Film Festival

FILM RECEIVES BEST DIRECTOR, BEST SCREENPLAY AND SIGNIS AWARD

Toronto – October 2, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News) announced today that its film “Delirious” has been awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival in Spain.

Writer/director Tom DiCillo received both the Silver Shell for Best Director and the Jury Prize for Best Screenplay.  In addition, the picture received the prestigious SIGNIS Award for “presenting in a fresh and entertaining way how in contemporary culture of competition and success at any price, honesty and loyalty are capable of transforming people’s lives and rescue them in their key moments.”

Peace Arch Entertainment President John Flock said, “The critical success of ‘Delirious,’ our first theatrical film to be completed since the dramatic revitalization of Peace Arch over the past year, is a key step in positioning our company as a supplier of high quality film and television programming in the worldwide market.  We congratulate Tom DiCillo, Bob Salerno and the cast and crew of ‘Delirious’ on their well-deserved awards, and look forward to introducing this superb film to international distributors over the coming months.”

“Delirious” stars Independent Spirit Award winner and Golden Globe Award and Emmy Award nominee Steve Buscemi (“Fargo” “Big Fish” “The Big Lebowski”), Young Hollywood Award and Hollywood Film Festival Best Actress Award winner Alison Lohman (“Matchstick Men” “Where The Truth Lies”), Michael Pitt (“Silk” “Last Days”), MTV Movie Award nominee Gina Gershon (“Bound” “Man About Town”) and world renowned musician Elvis Costello playing himself.  The picture was produced by Independent Spirit Award winner Bob Salerno (“21 Grams” “All The Pretty Horses” “Chapter 27”).

In "Delirious" Steve Buscemi plays a celebrity photographer who befriends a young homeless man (Michael Pitt) who aspires to be an actor.  Alison Lohman plays the starlet of the moment whose romantic interest in Pitt's character creates a wedge between the two unlikely friends.

About Peace Arch Entertainment Group Inc.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contact:

     Contact:

     Peace Arch Entertainment Group Inc.

     Roy Bodner

     310-450-1711

     Email Contact

     Trilogy Capital Partners

     Paul Karon

     Toll-free: 800-592-6067

     Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 2, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.